UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Chief Executive Officer

Resignation of Mr. Xi Zhang

On January 24, 2022, Mr. Xi Zhang resigned from his positions as the Chief Executive Officer (the “CEO”) of OneSmart International Education Group Limited (the “Company”), and as the chairman of the Company’s board of directors (the “Board”), effective immediately. Mr. Xi Zhang’s resigned for health reasons and is not as a result of any disagreement with the Company relating to its operations, policies or practices.

Appointment of Mr. Xiaoming Li

Effective January 24, 2022, the Board appointed Mr. Xiaoming Li as the CEO of the Company and chairman of the Board to fill the vacancy created by the resignation of Mr. Xi Zhang.

The biographical information of Mr. Xiaoming Li is set forth below.

Mr. Xiaoming Li, aged 39, has served as the CEO of Henan Shenglong Culture Communication Co., Ltd. since December 2019. From December 2016 to May 2019, he served as the chief technical officer of Shenzhen Aladdin Technology Development Co., Ltd. Mr. Li served as a professor at Henan Agricultural University’s enterprise, Henan Big Feed Technology Co., Ltd., where he taught in the teaching and research department, as well as actively researching the development and direction of contemporary education and new educational technology systems. Mr. Li graduated from Henan University of Economics and Law, China, with a bachelor’s degree in software engineering with a concentration in IT and education.

Mr. Xiaoming Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Xiaoming Li entered into an employment agreement (the “Employment Agreement”) with the Company, which sets his annual compensation at $180,000 and establishes other terms and conditions governing his service to the Company. The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 99.1.

Entry into Material Agreement

Private Placement of Class A Ordinary Shares

On January 24, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-affiliated and accredited “non-U.S. Persons” ,(the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 8,000,000,000 Class A ordinary shares, (the “Shares”) par value $0.000001 per share, at a per share purchase price $0.0035625, which is 90% of the average NYSE official closing price of the ADS divided by 1,000, the current conversion ratio of ADS, for the three trading days immediately preceding the execution of the SPA. The gross proceeds to the Company from this offering will be approximately $30 million and shall be used to fund the Company’s planned new business model and for general corporate use as previously outlined in the 6K filed January 5, 2022

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will be issued to Purchasers upon satisfaction of all closing conditions, including NYSE’s completion of its review of the supplemental listing application of the Shares.

The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibit 99.2 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits

99.1	Employment Agreement, dated January 24, 2022 by and between the Company and Xiaoming Li
99.2	Form of the Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Xiaoming Li
Name	:	Xiaoming Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: January 28, 2022